                                      FORM 11-K

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.   20549




(Mark One)

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                                          OR


[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to
                               --------    ---------

Commission file numbers 2-90702, 33-18202, 33-55986 AND 33-56101
                        ----------------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer name below:



                                 ECOLAB SAVINGS PLAN




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                     ECOLAB INC.
                                 370 N. Wabasha St.
                          Saint Paul, Minnesota  55102-1390

                                 ECOLAB SAVINGS PLAN
                                   ----------------






                       REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           As of December 31, 1997 and 1996

                                         and

          for each of the three years in the period ended December 31, 1997


                              AND SUPPLEMENTAL SCHEDULES

                               as of December 31, 1997

                                         and

                               for the year then ended

                                        INDEX
                                     ------------

                                                                      Page(s)
                                                                      -------
Report of Independent Accountants                                          2


Financial Statements:
  Statements of Net Assets Available for Plan
    Benefits as of December 31, 1997 and 1996                              3


  Statement of Changes in Net Assets
    Available for Plan Benefits, With
    Fund Information, for the year ended
    December 31, 1997                                                  4 - 5


  Statement of Changes in Net Assets
    Available for Plan Benefits, With
    Fund Information, for the year ended
    December 31, 1996                                                  6 - 7


  Statement of Changes in Net Assets
    Available for Plan Benefits, With
    Fund Information, for the year ended
    December 31, 1995                                                  8 - 9


Notes to Financial Statements                                        10 - 20


Supplemental Schedules:
  Line 27a - Schedule of Assets Held for
    Investment Purposes as of December 31, 1997                           21

  Line 27d - Schedule of Reportable Transactions
    for the year ended December 31, 1997                                  22

                         REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator
Ecolab Savings Plan

     We have audited the financial statements of the Ecolab Savings Plan as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Ecolab Savings Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the Statements of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                        /s/Coopers & Lybrand L.L.P.
                                        COOPERS & LYBRAND L.L.P.
Saint Paul, Minnesota
June 12, 1998

                                 ECOLAB SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           as of December 31, 1997 and 1996

(in thousands)                                        1997          1996
                                                    -------        -------
  ASSETS

Investments:
  Fidelity mutual funds:
    Retirement Money Market Portfolio              $  8,300       $  7,855
    Government Securities Fund                       13,835         13,020
    Puritan Fund                                     32,128         27,297
    Spartan U.S. Equity Index                        38,935         25,598
    Magellan Fund                                    31,100         24,167
    Small Cap Selector                               13,209          9,906
    Overseas Fund                                    11,594         10,395
                                                   --------       --------
                                                    149,101        118,238

  Common/Collective trust funds:
    Managed Income Fund                              39,860         39,803
    Ecolab Stock Fund                               230,208        148,184
                                                   --------       --------
                                                    270,068        187,987

  Participant loans                                  15,195         13,679
                                                   --------       --------

     Total investments                              434,364        319,904
                                                   --------       --------

Receivables:
  Employer contributions                                             1,255
  Dividends                                             778            619
                                                   --------       --------

     Total receivables                                  778          1,874
                                                   --------       --------
         Total Assets                               435,142
                                                   --------       --------
  LIABILITIES

Accrued distributions                                    77
                                                   --------       --------
         Total Liabilities                               77
                                                   --------       --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $435,065       $321,778
                                                   --------       --------
                                                   --------       --------

                        The accompanying notes are an integral
                          part of the financial statements.

                                 ECOLAB SAVINGS PLAN
                          STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                         for the year ended December 31, 1997

                                                                                                     Spartan
                                        Retirement                                                      U.S.
                                           Money            Government                                Equity
(in thousands)                             Market           Securities           Puritan              Index
                                         Portfolio              Fund               Fund                Fund
                                        ----------          ----------          ----------          ----------
Additions:
  Interest
  Dividends                             $      427          $      828          $    2,568          $      865
  Net appreciation
    in the fair value
    of investments                                                 298               3,236               8,457
  Increase (decrease) in
    Plan's interest in common/
    collective trust funds
                                        ----------          ----------          ----------          ----------
       Total investment
         income                                427               1,126               5,804               9,322
  Plan expenses                                (10)                 (5)                (11)                 (8)
                                        ----------          ----------          ----------          ----------
                                               417               1,121               5,793               9,314

  Employee contributions                       643               1,386               1,807               2,489
  Employer contributions
  Transfers from other
    Plans (Note 6)                             136                 379                 662               2,240
                                        ----------          ----------          ----------          ----------
       Total additions                       1,196               2,886               8,262              14,043

Deductions:
  Distributions and
    withdrawals                               (814)               (778)             (3,999)             (1,880)
                                        ----------          ----------          ----------          ----------

Net increase (decrease)
  before loan activity
  and interfund transfers                      382               2,108               4,263              12,163

Loans granted                                 (241)               (326)               (549)               (834)
Loan principal and
  interest repayments                          231                 355                 526                 684
Interfund transfers                             73              (1,322)                591               1,324
                                        ----------          ----------          ----------          ----------

Net increase (decrease)                        445                 815               4,831              13,337

Net assets available
  for plan benefits:
    Beginning of year                        7,855              13,020              27,297              25,598
                                        ----------          ----------          ----------          ----------

    End of year                         $    8,300          $   13,835          $   32,128          $   38,935
                                        ----------          ----------          ----------          ----------
                                        ----------          ----------          ----------          ----------

                                         Magellan            Small Cap           Overseas            Fidelity
                                           Fund              Selector              Fund              Subtotal
                                        ----------          ----------          ----------          ----------
Additions:
  Interest
  Dividends                             $    1,989          $      972          $      575          $    8,224
  Net appreciation
    in the fair value
    of investments                           4,418               1,680                 608              18,697


  Increase (decrease) in
    Plan's interest in common/
    collective trust funds
                                        ----------          ----------          ----------          ----------
       Total investment
         income                              6,407               2,652               1,183              26,921
  Plan expenses                                 (5)                 (5)                 (1)                (45)
                                        ----------          ----------          ----------          ----------
                                             6,402               2,647               1,182              26,876

  Employee contributions                     3,014               1,409               1,445              12,193
  Employer contributions
  Transfers from other
    Plans (Note 6)                                                                                       3,417
                                        ----------          ----------          ----------          ----------
       Total additions                       9,416               4,056               2,627              42,486

Deductions:
  Distributions and
    withdrawals                             (1,450)               (582)               (605)            (10,108)
                                        ----------          ----------          ----------          ----------

Net increase (decrease)
  before loan activity
  and interfund transfers                    7,966               3,474               2,022              32,378

Loans granted                                 (897)               (296)               (306)             (3,449)
Loan principal and
  interest repayments                          842                 318                 369               3,325
Interfund transfers                           (978)               (193)               (886)             (1,391)
                                        ----------          ----------          ----------          ----------

Net increase (decrease)                      6,933               3,303               1,199              30,863

Net assets available
  for plan benefits:
    Beginning of year                       24,167               9,906              10,395             118,238
                                        ----------          ----------          ----------          ----------

    End of year                         $   31,100          $   13,209          $   11,594          $  149,101
                                        ----------          ----------          ----------          ----------
                                        ----------          ----------          ----------          ----------

       The accompanying notes are an integral part of the financial statements.

                                     (Continued)

                                 ECOLAB SAVINGS PLAN
                          STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                   for the year ended December 31, 1997 (Continued)

                                                         Managed        Ecolab
(in thousands)                           Fidelity        Income          Stock      Participant
                                         Subtotal         Fund           Fund          Loans          Other          Total
                                       -----------    -----------    -----------    -----------    -----------    -----------
Additions:
  Interest                                            $     2,933                   $     1,069                   $     4,002
  Dividends                            $     8,224                   $     2,563                   $       159         10,946
  Net appreciation
    in the fair value
    of investments                          18,697                                                                     18,697
  Increase (decrease) in
    Plan's interest in common/
    collective trust funds                                   (508)        72,785                                       72,277
                                       -----------    -----------    -----------    -----------    -----------    -----------
       Total investment
         income                             26,921          2,425         75,348          1,069            159        105,922
  Plan expenses                                (45)           (32)           (51)                                        (128)
                                       -----------    -----------    -----------    -----------    -----------    -----------
                                            26,876          2,393         75,297          1,069            159        105,794
  Employee contributions                    12,193          2,110          6,078                                       20,381
  Employer contributions                                                   8,468                        (1,255)         7,213
  Transfers from other
    Plans (Note 6)                           3,417          1,522            110                                        5,049
                                       -----------    -----------    -----------    -----------    -----------    -----------
       Total additions                      42,486          6,025         89,843          1,179         (1,096)       138,437

Deductions:
  Distributions and
    withdrawals                            (10,108)        (3,289)       (10,919)          (757)           (77)       (25,150)
                                       -----------    -----------    -----------    -----------    -----------    -----------

Net increase (decrease)
  before loan activity
  and interfund transfers                   32,378          2,736         78,924            422         (1,173)       113,287

Loans granted                               (3,449)        (1,013)        (3,305)         7,767
Loan principal and
  interest repayments                        3,325          1,016          2,332         (6,673)
Interfund transfers                         (1,391)        (2,682)         4,073
                                       -----------    -----------    -----------    -----------    -----------    -----------

Net increase (decrease)                     30,863             57         82,024          1,516         (1,173)       113,287

Net assets available
  for plan benefits:
    Beginning of year                      118,238         39,803        148,184         13,679          1,874        321,778
                                       -----------    -----------    -----------    -----------    -----------    -----------

    End of year                        $   149,101    $    39,860    $   230,208    $    15,195    $       701    $   435,065
                                       -----------    -----------    -----------    -----------    -----------    -----------
                                       -----------    -----------    -----------    -----------    -----------    -----------

       The accompanying notes are an integral part of the financial statements.

                                 ECOLAB SAVINGS PLAN
                          STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                         for the year ended December 31, 1996

                                                                                                     Spartan
                                        Retirement                                                      U.S.
                                           Money            Government                                Equity
(in thousands)                             Market           Securities           Puritan              Index
                                         Portfolio              Fund               Fund                Fund
                                        ----------          ----------          ----------          ----------
Additions:
  Interest                                                                      $       15
  Dividends                             $      350          $      863               3,136          $      606
  Net appreciation
    (depreciation) in
    the fair value
    of investments                                                (581)                526               3,759
  Increase in Plan's
    interest in common/
    collective trust funds
                                        ----------          ----------          ----------          ----------
       Total investment
         income                                350                 282               3,677               4,365
  Plan expenses                                 (8)                 (6)                (10)                 (7)
                                        ----------          ----------          ----------          ----------
                                               342                 276               3,667               4,358

  Employee contributions                       503               1,295               1,628               1,856
  Employer contributions
  Transfers from other
    Plans (Note 6)                             263                 271              15,335                 623
                                        ----------          ----------          ----------          ----------
       Total additions                       1,108               1,842              20,630               6,837

Deductions:
  Distributions and
    withdrawals                               (454)               (315)             (1,871)               (631)
                                        ----------          ----------          ----------          ----------

Net increase before loan
  activity and interfund
  transfers                                    654               1,527              18,759               6,206

Loans granted                                 (198)               (316)             (1,023)               (630)
Loan principal and
  interest repayments                          163                 380                 449                 523
Interfund transfers                          1,113                (991)             (3,017)              2,521
                                        ----------          ----------          ----------          ----------

Net increase                                 1,732                 600              15,168               8,620

Net assets available
  for plan benefits:
    Beginning of year                        6,123              12,420              12,129              16,978
                                        ----------          ----------          ----------          ----------

    End of year                         $    7,855          $   13,020          $   27,297          $   25,598
                                        ----------          ----------          ----------          ----------
                                        ----------          ----------          ----------          ----------

                                         Magellan            Small Cap           Overseas            Fidelity
                                           Fund              Selector              Fund              Subtotal
                                        ----------          ----------          ----------          ----------
Additions:
  Interest                                                                                          $       15
  Dividends                             $    3,733          $      368          $      627               9,683
  Net appreciation
    (depreciation) in
    the fair value
    of investments                          (1,215)                691                 468               3,648
  Increase in Plan's
    interest in common/
    collective trust funds
                                        ----------          ----------          ----------          ----------
       Total investment
         income                              2,518               1,059               1,095              13,346
  Plan expenses                                 (5)                 (8)                 (1)                (45)
                                        ----------          ----------          ----------          ----------
                                             2,513               1,051               1,094              13,301

  Employee contributions                     2,945               1,325               1,272              10,824
  Employer contributions
  Transfers from other
    Plans (Note 6)                           1,333                                     122              17,947
                                        ----------          ----------          ----------          ----------
       Total additions                       6,791               2,376               2,488              42,072

Deductions:
  Distributions and
    withdrawals                               (449)               (179)               (178)             (4,077)
                                        ----------          ----------          ----------          ----------

Net increase before loan
  activity and interfund
  transfers                                  6,342               2,197               2,310              37,995

Loans granted                                 (832)               (286)               (303)             (3,588)
Loan principal and
  interest repayments                          838                 332                 326               3,011
Interfund transfers                         (2,641)                239                 733              (2,043)
                                        ----------          ----------          ----------          ----------

Net increase                                 3,707               2,482               3,066              35,375

Net assets available
  for plan benefits:
    Beginning of year                       20,460               7,424               7,329              82,863
                                        ----------          ----------          ----------          ----------

    End of year                         $   24,167          $    9,906          $   10,395          $  118,238
                                        ----------          ----------          ----------          ----------
                                        ----------          ----------          ----------          ----------

       The accompanying notes are an integral part of the financial statements.

                                     (Continued)

                                 ECOLAB SAVINGS PLAN
                          STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                   for the year ended December 31, 1996 (Continued)

                                                         Managed        Ecolab
(in thousands)                           Fidelity        Income          Stock      Participant
                                         Subtotal         Fund           Fund          Loans          Other          Total
                                       -----------    -----------    -----------    -----------    -----------    -----------
Additions:
  Interest                             $        15    $     2,102    $         1    $       958    $       120    $     3,196
  Dividends                                  9,683                         2,078                                       11,761
  Net appreciation
    (depreciation) in
    the fair value
    of investments                           3,648                                                                      3,648
  Increase in Plan's
    interest in common/
    collective trust funds                                                29,304                                       29,304
                                       -----------    -----------    -----------    -----------    -----------    -----------
       Total investment
         income                             13,346          2,102         31,383            958            120         47,909
  Plan expenses                                (45)           (27)           (41)                                        (113)
                                       -----------    -----------    -----------    -----------    -----------    -----------
                                            13,301          2,075         31,342            958            120         47,796

  Employee contributions                    10,824          2,054          4,504                                       17,382
  Employer contributions                                                   6,276                         1,255          7,531
  Transfers from other
    Plans (Note 6)                          17,947            391                                                      18,338
                                       -----------    -----------    -----------    -----------    -----------    -----------
       Total additions                      42,072          4,520         42,122            958          1,375         91,047

Deductions:
  Distributions and
    withdrawals                             (4,077)        (2,161)        (4,434)          (483)                      (11,155)
                                       -----------    -----------    -----------    -----------    -----------    -----------

Net increase before loan
  activity and interfund
  transfers                                 37,995          2,359         37,688            475          1,375         79,892

Loans granted                               (3,588)        (1,084)        (2,201)         6,873
Loan principal and
  interest repayments                        3,011            961          1,789         (5,761)
Interfund transfers                         (2,043)           (10)         2,053
                                       -----------    -----------    -----------    -----------    -----------    -----------
Net increase                                35,375          2,226         39,329          1,587          1,375         79,892

Net assets available
  for plan benefits:
    Beginning of year                       82,863         37,577        108,855         12,092            499        241,886
                                       -----------    -----------    -----------    -----------    -----------    -----------

    End of year                        $   118,238    $    39,803    $   148,184    $    13,679    $     1,874    $   321,778
                                       -----------    -----------    -----------    -----------    -----------    -----------
                                       -----------    -----------    -----------    -----------    -----------    -----------

       The accompanying notes are an integral part of the financial statements.

                                 ECOLAB SAVINGS PLAN
                          STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                        for the year ended December 31, 1995

                                                                                                     Spartan
                                        Retirement                                                      U.S.
                                           Money            Government                                Equity
(in thousands)                             Market           Securities           Puritan              Index
                                         Portfolio              Fund               Fund                Fund
                                        ----------          ----------          ----------          ----------
Additions:
  Interest                                                                                          $       33
  Dividends                             $      285          $      615          $      600                 407
  Net appreciation in
    the fair value
    of investments                                                 899               1,149               4,826
  Increase in Plan's
    interest in common/
    collective trust funds
                                        ----------          ----------          ----------          ----------
       Total investment
         income                                285               1,514               1,749               5,266
  Plan expenses                                 (8)                (10)                 (9)                  7
                                        ----------          ----------          ----------          ----------
                                               277               1,504               1,740               5,273

  Employee contributions                       391               1,334               1,211               1,448
  Employer contributions
  Other
                                        ----------          ----------          ----------          ----------
       Total additions                         668               2,838               2,951               6,721

Deductions:
  Distributions and
    withdrawals                               (470)               (353)               (356)               (380)
                                        ----------          ----------          ----------          ----------

Net increase before loan
  activity and interfund
  transfers                                    198               2,485               2,595               6,341

Loans granted                                 (159)               (464)               (276)               (569)
Loan principal and
  interest repayments                          195                 376                 325                 375
Interfund transfers                          5,889              10,023               9,485              10,831
                                        ----------          ----------          ----------          ----------

Net increase (decrease)                      6,123              12,420              12,129              16,978

Net assets available
  for plan benefits:
    Beginning of year                        -                   -                   -                   -
                                        ----------          ----------          ----------          ----------

    End of year                         $    6,123          $   12,420          $   12,129          $   16,978
                                        ----------          ----------          ----------          ----------
                                        ----------          ----------          ----------          ----------

                                         Magellan            Small Cap           Overseas            Fidelity
                                           Fund              Selector              Fund              Subtotal
                                        ----------          ----------          ----------          ----------

Additions:
  Interest                                                                                          $       33
  Dividends                             $    1,159          $      465          $      167               3,698
  Net appreciation in
    the fair value
    of investments                           2,951                 717                 674              11,216
  Increase in Plan's
    interest in common/
    collective trust funds
                                        ----------          ----------          ----------          ----------
       Total investment
         income                              4,110               1,182                 841              14,947
  Plan expenses                                (12)                 (4)                 (5)                (41)
                                        ----------          ----------          ----------          ----------
                                             4,098               1,178                 836              14,906

  Employee contributions                     2,229                 920               1,184               8,717
  Employer contributions
  Other
                                        ----------          ----------          ----------          ----------
       Total additions                       6,327               2,098               2,020              23,623

Deductions:
  Distributions and
    withdrawals                               (399)               (199)               (273)             (2,430)
                                        ----------          ----------          ----------          ----------

Net increase before loan
  activity and interfund
  transfers                                  5,928               1,899               1,747              21,193

Loans granted                                 (765)               (241)               (277)             (2,751)
Loan principal and
  interest repayments                          564                 217                 313               2,365
Interfund transfers                         14,733               5,549               5,546              62,056
                                        ----------          ----------          ----------          ----------

Net increase (decrease)                     20,460               7,424               7,329              82,863

Net assets available
  for plan benefits:
    Beginning of year                        -                   -                   -                   -
                                        ----------          ----------          ----------          ----------

    End of year                         $   20,460          $    7,424          $    7,329          $   82,863
                                        ----------          ----------          ----------          ----------
                                        ----------          ----------          ----------          ----------

       The accompanying notes are an integral part of the financial statements.

                                     (Continued)

                                 ECOLAB SAVINGS PLAN
                          STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                   for the year ended December 31, 1995 (Continued)

                                                                                  Common              Managed
                                         Fidelity             Income               Stock              Income
(in thousands)                           Subtotal              Fund                Fund                Fund
                                        ----------          ----------          ----------          ----------
Additions:
  Interest                              $       33                                                  $    2,407
  Dividends                                  3,698
  Net appreciation in
    the fair value
    of investments                          11.216
  Increase in Plan's
    interest in common/
    collective trust funds
                                        ----------                                                  ----------
       Total investment
         income                             14,947                                                       2,407
  Plan expenses                                (41)                                                          4
                                        ----------                                                  ----------
                                            14,906                                                       2,411

  Employee contributions                     8,717                                                       2,325
  Employer contributions
  Other
                                        ----------                                                  ----------
    Total additions                         23,623                                                       4,736

Deductions:
  Distributions and
    withdrawals                             (2,430)                                                     (2,578)
                                        ----------                                                  ----------

Net increase before loan
  activity and interfund
  transfers                                 21,193                                                       2,158

Loans granted                               (2,751)                                                     (1,270)
Loan principal and
  interest repayments                        2,365                                                         821
Interfund transfers                         62,056            $(63,258)           $(24,496)             35,868
                                        ----------          ----------          ----------          ----------

Net increase (decrease)                     82,863             (63,258)            (24,496)             37,577

Net assets available
  for plan benefits:
    Beginning of year                        -                  63,258              24,496               -
                                        ----------          ----------          ----------          ----------

    End of year                         $   82,863          $    -              $    -              $   37,577
                                        ----------          ----------          ----------          ----------
                                        ----------          ----------          ----------          ----------

                                           Ecolab
                                           Stock           Participant
(in thousands)                             Fund               Loans               Other               Total
                                       -----------         -----------         -----------         -----------
Additions:
  Interest                                                  $      703                              $    3,143
  Dividends                             $    1,269                              $      499               5,466
  Net appreciation in
    the fair value
    of investments                                                                                      11,216
  Increase in Plan's
    interest in common/
    collective trust funds                  32,977                                                      32,977
                                       -----------         -----------         -----------         -----------
       Total investment
         income                             34,246                 703                 499              52,802
  Plan expenses                                (41)                                                        (78)
                                       -----------         -----------         -----------         -----------
                                            34,205                 703                 499              52,724

  Employee contributions                     4,059                                                      15,101
  Employer contributions                     5,837                                                       5,837
  Other                                                            527                                     527
                                       -----------         -----------         -----------         -----------
    Total additions                         44,101               1,230                 499              74,189

Deductions:
  Distributions and
    withdrawals                             (3,920)               (178)                                 (9,106)
                                       -----------         -----------         -----------         -----------

Net increase before loan
  activity and interfund
  transfers                                 40,181               1,052                 499              65,083

Loans granted                               (2,170)              6,191
Loan principal and
  interest repayments                        1,332              (4,518)
Interfund transfers                        (10,170)
                                       -----------         -----------         -----------         -----------

Net increase (decrease)                     29,173               2,725                 499              65,083

Net assets available
  for plan benefits:
    Beginning of year                       79,682               9,367               -                 176,803
                                       -----------         -----------         -----------         -----------

    End of year                        $   108,855         $    12,092         $       499         $   241,886
                                       -----------         -----------         -----------         -----------
                                       -----------         -----------         -----------         -----------

       The accompanying notes are an integral part of the financial statements.

                                 ECOLAB SAVINGS PLAN
                            NOTES TO FINANCIAL STATEMENTS

                                      ----------


1.   DESCRIPTION OF PLAN:

     The following brief description of the Ecolab Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

     GENERAL AND ELIGIBILITY:

     The Plan is a qualified defined contribution plan available to employees of Ecolab Inc. (the "Company") and certain of its subsidiaries. Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must have been employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended (the "Code").

     Effective January 1, 1997, employees who were previously participating in the Huntington Laboratories, Inc. Savings and Retirement Plan became participants of the Plan. Effective January 1, 1996, employees who were previously participating in the Profit Sharing Retirement Plan of Kay Chemical Company and the Kay Chemical Company Section 401(k) Savings Plan became participants of the Plan. Also effective January 1, 1996, employees who were previously participating in the Profit Sharing Plan and Trust for Employees of Western Water Management, Inc. became participants of the Plan (see Note 6). Assets transferred into the Plan as these employees became participants are shown separately in the Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information.

     CONTRIBUTIONS:

     Contributions are made to the Plan as "before-tax savings contributions," "after-tax savings contributions," "employer matching contributions" or "employer profit sharing contributions."


                                     (Continued)

                                 ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)

                                      ----------


1.   DESCRIPTION OF PLAN, (Continued):

     Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced. Participants may reduce their compensation up to 10% (subject to a statutory annual maximum of $9,500 in 1997 and 1996 and $9,240 in 1995) for the purpose of making before-tax savings contributions to the Plan.

     After-tax savings contributions are contributions made by the Company on behalf of participants through after-tax payroll deductions. The total of before-tax savings contributions made on behalf of a participant and a participant's after-tax savings contributions cannot exceed 16% of a participant's compensation.

     Employer matching contributions are made by the Company in an amount equal to 50% of the total before-tax savings contributions and after-tax savings contributions for a payroll period which do not exceed 6% of a participant's eligible compensation for that period, as defined. Employer matching contributions are invested entirely in the Ecolab Stock Fund.

     Employer profit sharing contributions are discretionary and are determined annually by the Company's Board of Directors. Profit sharing contributions are divided among employees who are not eligible for a management incentive or equivalent bonus and are invested entirely in the Ecolab Stock Fund.

     The levels of contributions made by or on behalf of participants who are "highly compensated," as defined in the Code, are subject to limitations under the Code based on the level of contributions made by employees who are not considered highly compensated.

     VESTING:

     Before-tax savings contributions, after-tax savings contributions, employer profit sharing contributions and investment income thereon are always 100% vested. Participants become vested in the employer matching contributions and investment income thereon at a rate of 25% each year, after two years of continuous service, until fully vested after five years of continuous service. Participants also become fully vested in those contributions in the event of death or total disability while employed by the Company or retirement at or after age 65.


                                     (Continued)

                                 ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)

                                      ----------


1.   DESCRIPTION OF PLAN, (Continued):

     PLAN BENEFITS:

     Benefits to participants are limited to the amount vested in each participant's account. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the vested portion of the participant's account. An employee distribution or withdrawal from the Plan may be subject to federal income tax. Forfeitures of nonvested employer matching contributions and related investment income are used to reduce future employer contributions.

     PARTICIPANT LOANS:

     Participants and beneficiaries are permitted to borrow from their accounts. The total amount of a participant's loan may not exceed the lesser of (a) $50,000 minus the participant's highest outstanding loan balance for the previous twelve-month period, or (b) 50% of the participant's vested interest in his or her account. When a loan is granted, the appropriate account balances are reduced and a separate loan account is created. Loan payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 or 10 years.

     PARTICIPANT ACCOUNTS AND ALLOCATION:

     Fidelity Institutional Retirement Services Company ("Fidelity"), a division of Fidelity Investments Institutional Services Company, Inc., provides investment management, recordkeeping and trustee services for the Plan directly or through one or more of its subsidiaries.

     Each participant's account is credited with the participant's contributions, the employer matching contributions, any employer profit sharing contributions and investment income thereon.




                                     (Continued)

                                 ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)

                                      ----------


1.   DESCRIPTION OF PLAN, (Continued):

     Except for employer matching and profit sharing contributions which are invested entirely in the Ecolab Stock Fund, participants are allowed to allocate their entire account balance and/or future before-tax and after-tax savings contributions in any combination of nine investment options. Participants can transfer their account balances among the investment options and/or change the investment of their future contributions and earnings thereon daily, as desired. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.

     All contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants. Seven of the nine investment options are mutual funds of Fidelity, managed by Fidelity Management and Research Company. The remaining investment options include a fund invested primarily in investment contracts and a fund invested primarily in Ecolab Inc. common stock, both managed by Fidelity Management Trust Company. The nine investment funds available to participants are:


     Fidelity Retirement           This portfolio invests in short-term
     Money Market                  money market securities of U.S. and
     Portfolio                     foreign issuers.

     Fidelity Government           This fund invests primarily in securities
     Securities Fund               issued by the U.S. government agencies or
                                   instrumentalities.

     Fidelity Puritan Fund         This fund invests in a broadly diversified
                                   portfolio of domestic and foreign common stocks, preferred stocks and bonds, including high-yield debt securities.




                                     (Continued)

                                 ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)

                                      ----------


1.   DESCRIPTION OF PLAN, (Continued):


     Fidelity Spartan U.S.         This fund (formerly called the Fidelity
     Equity Index Fund             U.S. Equity Index Portfolio) invests
                                   primarily in the common stocks of the 500 companies that make up the Standard & Poor's
                                   Daily Stock Price Index.

     Fidelity Magellan Fund        This fund invests in common stocks of both
                                   well-known and lesser known companies with potentially above-average growth potential and a correspondingly higher level of risk.

     Fidelity Small Cap            This fund (formerly called the Fidelity
     Selector                      Small Cap Stock Fund) invests primarily in
                                   stocks of small market capitalization
                                   companies.

     Fidelity Overseas Fund        This fund invests primarily in common stocks
                                   and securities convertible into common stock of issuers whose principal business activities are outside of the U.S.

     Managed Income Fund           This fund is a common/collective trust fund
                                   comprised of investment contracts
                                   which were purchased before 1995 by the
                                   former investment manager, U.S. Treasury and other synthetics and units in a commingled trust fund, the Managed Income Portfolio II
                                   ("MIPII") of the Fidelity Group Trust for
                                   Employee Benefit Plans. MIPII invests
                                   primarily in contracts issued by major
                                   insurance companies and other approved
                                   financial institutions.

     Ecolab Stock Fund             This fund is a common/collective trust fund
                                   that invests primarily in Ecolab common stock with a small portion in money market securities.


                                     (Continued)

                                 ECOLAB SAVINGS PLAN

                                      ----------


1.   DESCRIPTION OF PLAN, (Continued):

     As of December 31, 1997, approximately 7,800 employees were participating in the Plan. At December 31, 1997, 1996 and 1995, the approximate number of participants in each investment fund was as follows:

                                                       1997           1996           1995
                                                      ------         ------         ------
     Fidelity Retirement Money
       Market Portfolio                                  900            900            700
     Fidelity Government Securities Fund               1,800          1,800          1,700
     Fidelity Puritan Fund                             2,500          2,300          1,700
     Fidelity Spartan U.S. Equity Index Fund           3,200          2,900          2,500
     Fidelity Magellan Fund                            3,500          3,200          2,800
     Fidelity Small Cap Selector                       2,200          2,100          1,800
     Fidelity Overseas Fund                            2,400          2,200          1,900
     Managed Income Fund                               4,200          3,500          2,900
     Ecolab Stock Fund                                 7,800          6,400          5,800

     PLAN TERMINATION:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The financial statements are prepared in conformity with generally accepted accounting principles and use the following significant accounting policies.

     VALUATION OF INVESTMENTS:

     Investments in the Managed Income Fund, a common/collective trust fund, are recorded at the underlying net asset value per unit as determined by the Plan's trustee, which approximates fair value. Investments in the Ecolab Stock Fund, a common/collective trust fund, are recorded at the underlying net asset value per unit as determined by the Plan's trustee, which approximates fair value based on the quoted market price of the Company's common stock. Fidelity mutual funds are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds.


                                     (Continued)

                                 ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)

                                      ----------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued):

     The Loan Accounts of participants are recorded at the principal value of outstanding loans, plus accrued interest, which approximates fair value.

     As of December 31, 1996 and 1995, approximately $3.6 million of assets invested in the Managed Income Fund were with an insurance company which was taken over in 1994 by regulators. As a result, the assets were segregated as of August 12, 1994 and were unavailable for investment transfers, loans, distributions or withdrawals by participants. During 1997, a settlement was reached for all of the insurance company's contract-holders and participants to receive 100% of the principal balance plus approximately 15%, or $561,000, as an additional interest credit. The principal and interest credit related to these assets were automatically invested into the Managed Income Fund, at which time participants could transfer their respective balances to any of the Plan's other investment options in accordance with regular Plan terms.

     INTEREST AND DIVIDENDS:

     Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

     NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF INVESTMENTS:

     The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits, With Fund Information, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.






                                    (Continued)

                                 ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)

                                      ----------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued):

     CONTRIBUTIONS:

     Participant before-tax and after-tax savings contributions are recorded in the period the employer makes the payroll deductions. Employer matching
     contributions are accrued based on participant contributions.   For the
     1996 Plan year, the Company's Board of Directors declared a profit sharing contribution amounting to $1,255,000 to be divided among eligible participants. No employer profit sharing contributions were made for the 1997 or 1995 Plan years.

     USE OF ESTIMATES:

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES:

     The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits in future periods.

     DISTRIBUTIONS TO PARTICIPANTS:

     Distributions to participants are recorded when the distribution is made.

     PLAN EXPENSES:

     A portion of the administrative expenses of the Plan are paid by the Company. Certain asset management and administrative fees of the Plan are charged against the Plan's investment income.


                                    (Continued)

                                 ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)

                                      ----------


3.   INVESTMENTS:

     Investments that represent 5 percent or more of the Plan's net assets available for Plan benefits at December 31, 1997 and 1996 are summarized as follows:

                                                 Fair Value                      Cost
                                          -----------------------       -----------------------
     (in thousands)                         1997           1996           1997           1996
                                          --------       --------       --------       --------

     Fidelity Puritan Fund                $ 32,128       $ 27,297       $ 28,139       $ 26,016

     Fidelity Spartan U.S.
       Equity Index Fund                    38,935         25,598         25,209         18,921

     Fidelity Magellan Fund                 31,100         24,167         25,947         22,782

     Managed Income Fund                    39,860         39,803         40,368         39,803

     Ecolab Stock Fund                     230,208        148,184         95,889         77,324


     At December 31, 1997, the fair value of non-participant-directed investments in the Ecolab Stock Fund approximated $143,604,000.

4.   TAX STATUS:

     The Plan constitutes a qualified trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of Section 501(a). The Plan also complies with the provisions of Section 401(k) of the Code. A tax qualification letter, dated October 26, 1994, was received from the Internal Revenue Service. The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter in connection with the change in its trustee and investment managers along with other modifications (see Note 6). However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above. Therefore, no provision for income taxes has been included in the Plan's financial statements.




                                     (Continued)

                                ECOLAB SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS, (Continued)

                                      ----------


5.   RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS:

     The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company. As of December 31, 1997, 1996 and 1995, investments in funds managed by Fidelity totaled 43%, 49% and 50% of Plan assets, respectively.

     Participant contributions are invested in the Managed Income Fund and mutual funds under the trustee's control. In addition, participant and employer matching contributions are invested in the Ecolab Stock Fund consisting of primarily Ecolab Inc. common stock and also short-term investment funds under the trustee's control. In 1997, 1996 and 1995, the number and dollar value of such purchases and sales of funds managed by the trustee and funds consisting of Company stock were as follows (dollars in thousands):

                                                                 1997
                                         ------------------------------------------------------
                                            # of           # of
                                         Purchases        Sales        Purchases        Sales
                                         ---------      ---------      ---------      ---------
     Fidelity funds                          2,658          2,031      $  85,593      $  72,863
     Ecolab Stock Fund                         334            273      $  42,393      $  33,154


                                                                 1996
                                         ------------------------------------------------------
                                            # of           # of
                                         Purchases        Sales        Purchases        Sales
                                         ---------      ---------      ---------      ---------
     Fidelity funds                          2,691          1,968      $  81,625      $  47,738
     Ecolab Stock Fund                         342            270      $  29,760      $  19,735


                                                                 1995
                                         ------------------------------------------------------
                                            # of           # of
                                         Purchases        Sales        Purchases        Sales
                                         ---------      ---------      ---------      ---------
     Fidelity funds                          2,469          1,624      $ 115,034      $  68,422
     Ecolab Stock Fund                         318            229      $  22,029      $  25,729




                                     (Continued)

                                 ECOLAB SAVINGS PLAN
                     NOTES TO FINANCIAL STATEMENTS, (Continued)

                                      ----------


6.   PLAN AMENDMENTS:

     The Plan was amended, effective in 1998, to incorporate various legislative changes relating to discrimation testing and benefits distribution, and to incorporate changes in Securities and Exchange Commission requirements relating to the Ecolab Stock Fund. The amendment also included other minor modications necessary to allow for efficient and equitable Plan administration. To the extent required to maintain qualification of the Plan under Code section 401(a), this amendment was effective retroactively as of January 1, 1997.

     A Declaration of Transfer was adopted, effective 12/1/97, to transfer the assets and liabilities of the Plan attributable to the accounts of all participants who become employed by Century Products, Inc. to the trustee of the trust established under the Century Products, Inc. 401(k) Plan. The amounts transferred for these participants in 1997 are included with distributions and withdrawals on the Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information.

     A Declaration of Merger was adopted by the Company, effective January 1, 1997, to merge the assets of the Huntington Laboratories, Inc. Savings and Retirement Plan into the Plan.

     A Declaration of Merger was adopted by the Company, effective January 1, 1996, to merge the assets of the Profit Sharing Retirement Plan and Trust Agreement of Kay Chemical Company and the Kay Chemical Company Section 401(k) Savings Plan into the Plan. A Declaration of Merger was also adopted by the Company, effective June 1, 1996, to merge the assets of the Profit Sharing Plan and Trust for Employees of Western Water Management, Inc. into the Plan.

     The assets transferred into the Plan as a result of these mergers in the Plan years 1997 and 1996 were invested in similar investment options as under the prior plans until participants were able to direct their accounts into one or more of the Plan's available investment options.

     The Plan was amended, effective in 1995, to provide for the change in its trustee and investment managers to Fidelity. As a result of these changes, the Plan increased its investment options available to Plan participants from three to nine, provided for daily processing and valuation of accounts and the ability to handle the majority of participant transactions by telephone.

                                SUPPLEMENTAL SCHEDULES

                                 ECOLAB SAVINGS PLAN
              LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               as of December 31, 1997

                                    --------------
                                    EIN 41-0231510
                                   Plan Number: 003


(Dollars in thousands)
                                                        (c)
                                             Description of Investment,
                 (b)                          Including Maturity Date,                                 (e)
       Identity of Issue, Borrower,          Rate of Interest, Collateral,              (d)          Current
(a)       Lessor or Similar Party               Par or Maturity Value                   Cost          Value
---    ----------------------------------    ------------------------------------    ----------     ----------
*      Fidelity Management and               Fidelity Retirement Money
          Research Co.                       Market Portfolio,
                                             8,300,004 units                          $   8,300     $    8,300

*      Fidelity Management and               Fidelity Government
          Research Co.                       Securities Fund,
                                             1,396,038 units                             13,350         13,835

*      Fidelity Management and               Fidelity Puritan Fund,
          Research Co.                       1,657,803 units                             28,139         32,128

*      Fidelity Management and               Fidelity Spartan U.S.
          Research Co.                       Equity Index Fund,
                                             1,113,069 units                             25,209         38,935

*      Fidelity Management and               Fidelity Magellan Fund,
          Research Co.                       326,435 units                               25,947         31,100

*      Fidelity Management and               Fidelity Small Cap Selector,
          Research Co.                       829,230 units                               10,681         13,209

*      Fidelity Management and               Fidelity Overseas Fund,
          Research Co.                       356,293 units                               10,514         11,594

*      Fidelity Management                   Managed Income Fund,
          Trust Co.                          40,367,789 units                            40,368         39,860

*      Ecolab Inc.                           Ecolab Stock Fund,
                                             8,753,154 units                             95,889        230,208

*      Participant loans                     Participant loans due
                                             1/1998-12/2007 (stated
                                             interest rates ranging
                                             from 6.0% to 11.5%)                                        15,195
                                                                                     ----------     ----------

                                                                                     $  258,397     $  434,364
                                                                                     ----------     ----------
                                                                                     ----------     ----------

* Party-in-interest

                                 ECOLAB SAVINGS PLAN

                    LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                         for the year ended December 31, 1997

                                    --------------

                                    EIN 41-0231510
                                  Plan Number: 003


(Dollars in thousands)                                                                                      (h)
                                                                                                          Value of
                                        (b)                     (c)            (d)            (g)          Asset on         (i)
           (a)                       Description             Purchase        Selling        Cost of      Transaction     Net Gain
Identity of Party Involved             of Asset                Price          Price          Asset          Date          (Loss)
--------------------------    --------------------------    -----------    -----------    -----------    -----------    -----------
SERIES OF TRANSACTIONS:

Fidelity Management
  Trust Company               Fidelity Retirement Money
                                Market Portfolio             $    16,732                   $    16,732    $    16,732
                                                                            $    16,287         16,287         16,287    $      -
                              Fidelity Puritan Fund                9,785                         9,785          9,785
                                                                                  8,190          7,662          8,190            528
                              Fidelity Spartan U.S.
                                Equity Index Fund                 16,149                        16,149         16,149
                                                                                 11,269          9,861         11,269          1,408
                              Managed Income Fund                 19,636                        19,636         19,636
                                                                                 19,071         19,071         19,071           -

Ecolab Inc./Fidelity
  Management Trust Co.        Ecolab Stock Fund                   42,393                        42,393         42,393
                                                                                 33,154         23,828         33,154          9,326


NOTE (1): The following columns of Schedule 27d were excluded as they are not applicable:
               (e) - Lease Rental and (f) - Expenses Incurred with Transaction.

                                 ECOLAB SAVINGS PLAN
                                       EXHIBITS




The following documents are filed as exhibits to this Report:


Exhibit No.                            Document
-----------                            --------

   (23)                  Consent of Independent Accountants.






                                      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 ECOLAB SAVINGS PLAN





DATE   June 29, 1998          By: /s/ Diane A. Wigglesworth
     --------------------     ---------------------------------------------
                              Diane A. Wigglesworth
                              Compensation Vice President,
                              Ecolab Inc.
                              (Plan Administrator)

                                    EXHIBIT INDEX





Exhibit No.    Document                                     Method of Filing
-----------    --------                                     ----------------

   (23)        Consent of Independent Accountants.          Filed herewith
                                                            electronically